Exhibit 99

PRESS RELEASE

CHAIRMAN OF ROSTELECOM’S BOARD OF DIRECTORS RE-ELECTED

Moscow – March 11, 2009: Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia’s national telecommunications operator, today announces that the Board of Directors took the decision to elect Sergei Kuznetsov as Chairman of the Board.

Sergei Kuznetsov was born in 1953. He graduated from the North-Western Polytechnics Institute where he specialized in computer technologies. Mr. Kuznetsov trained at Columbia University business school and completed a business administration course at Duke University’s Fuqua School of Business. From 2001 to 2003  he was Rostelecom’s General director and Chairman of the Management Board. During his tenure the Company reorganization was carried out. From 2001 to 2004 Mr. Kuznetsov was a member of the Board of Directors at CJSC Telmos, OJSC RTComm.RU, CJSC Globalstar – Space Telecommunications and NP Center for Studies of Telecommunications Development Issues. Between 2002 and 2004 he served as a member of the Board of Directors at OJSC Rostelecom. Mr. Kuznetsov was member of the Board of Directors at OJSC Svyaz-Bank from 2003 to 2005, and as General Director and Chairman of the Management Board at OJSC North-West Telecom from 2003 to 2004. From 2004 to 2006 he served as First Deputy General Director and as a member of the Management Board at OJSC Svyazinvest, as well as a member of the Board of Directors at OJSC Telecominvest. From 2005 to 2006 Mr. Kuznetsov was the Chairman of the Board of Directors at OJSC Southern Telecommunications Company, OJSC Central Telegraph, OJSC Sibirtelecom, OJSC Uralsvyazinform and OJSC Far East Telecommunications Company, as well as serving as a member of the Board of Directors at OJSC VolgaTelecom. From 2005 Mr. Kuznetsov has served as member of the Board of Directors at OJSC CenterTelecom and OJSC Rostelecom; from 2006 – as Chairman of the Board of Directors at OJSC VolgaTelecom and member of the Board of Directors at OJSC Sibirtelecom; from 2007 – as Chairman of the Board of Directors at CJSC BaltAvtoPoisk, as well as a member of the Independent Directors’ National Register of the Russian Union of Industrialists and Entrepreneurs.

***

Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

Those forward-looking statements include, but are not limited to:

•                  Management’s assessment of the Company’s future operating and financial results as well as forecasts of the present value of future cash flows and related factors;

•                  the Company’s anticipated capital expenditures and plans to construct and modernize its network;

•                  the Company’s expectations as to the growth in demand for its services, plans relating to the expansion of the range of its services and their pricing;

•                  the Company’s plans with respect to improving its corporate governance practices;

•                  the Company’s expectations as to its position in the telecommunications market and the development of the market segments within which the Company operates;

•                  economic outlook and industry trends;

•                  the Company’s expectations as to the regulation of the Russian telecommunications industry and assessment of impact of regulatory initiatives on the Company’s activity;

•                  other statements regarding matters that are not historical facts.

Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include:

•                  risks relating to changes in political, economic and social conditions in Russia as well as changes in global economic conditions;

•                  risks relating to Russian legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the Russian telecommunications industry, securities industry as well as currency and exchange controls relating to Russian entities and their official interpretation by regulatory bodies;

•                  risks relating to the Company, including the achievement of the anticipated results, levels of profitability and growth, ability to create and meet demand for the Company’s services including their promotions, and the ability of the Company to remain competitive in a liberalized telecommunications market;

•                  technological risks associated with the functioning and development of the telecommunications infrastructure, technological innovations as well as the convergence of technologies;

•                  other risks and uncertainties. For a more detailed discussion of these and other factors, see the Company’s Annual Report on Form 20-F for its most recently completed fiscal year and the Company’s other public filings with The U.S. Securities and Exchange Commission.

Many of these factors are beyond the Company’s ability to control or predict. Given these and other uncertainties, readers are cautioned not to place undue reliance on any of the forward-looking statements contained herein or otherwise. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements (which are made as of the date hereof) to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required under applicable laws.

For further details please contact

Rostelecom PR & IR Department

Tel.: + 7 499 973 9920

Fax: + 7 499 972 8222

e-mail: rostelecom@rostelecom.ru